Exhibit 99.2

Avricore Health Inc.

Management's Discussion & Analysis
For the three and six months ended
June 30, 2020

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

This Management Discussion and Analysis ("MD&A") of Avricore Health Inc. ("AVRICORE", the "Company", "we", "us" or "our") for the three and six months ended June 30, 2020 is prepared as of August 31, 2020. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for period ended June 30, 2020 and the audited consolidated financial statements for the year ended December 31, 2019 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains "forward-looking statements" and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about Avricore Health Inc. can be found on the SEDAR website (www.sedar.com) and on the Company's website (www.avricorehealth.com).

FORWARD LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, "forward-looking statements. These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may", "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Avricore's expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company's financial results for the period ended June 30, 2020, and in Avricore's annual financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Avricore does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

OVERVIEW

Avricore Health Inc. is a total health innovator focusing on revolutionary point-of-care-technologies, HealthTab™ + RASTR Network, to conduct real-world evaluations on treated populations. HealthTab™ is an empowering new way to measure, monitor and improve consumers’ health. Avricore capitalizes on technological advancements and consumer health trends, offering consumers and health providers the ability to take control of health spending and outcomes. The Company has made significant progress in its transition into a world leader in providing life-saving screening tests for consumers and critically valuable real-world evaluation data for drug makers

COVID-19 RESPONSE

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. This global pandemic poses the risk that the Company or its clients, contractors, suppliers, and other partners may be unable to conduct regular business activities for an indefinite period of time. While it is not possible at this time to estimate the impact that COVID-19 could have on the Company's business, the continued spread of COVID-19 and the measures taken by the federal, provincial and municipal governments to contain its impact could adversely impact the Company's business, financial condition or results of operations.

COVID-19 also presents opportunities for companies in the health care space to assist in the response to the pandemic. Management is leveraging relationships the Company has developed in its many years in the health care space to explore opportunities to assist in the COVID response. The company is currently exploring the possibility of providing PPE to provincial and federal governments and national drug store chains. In June 2020 the Company placed a deposit for an initial shipment of hand sanitizer and received a deposit from a customer. Subsequent to June 30, 2020 the Company paid in full and received the shipment. The Company is in the process of selling the product.

The extent to which the COVID-19 outbreak impacts the Company's results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the spread of the virus and government actions. Management continues to monitor the situation and adjust corporate planning as appropriate..

HEALTHTAB™ + RASTR NETWORK – KEY DEVELOPMENTS

Key developments have included:

•Developing new pharmacy partner locations with Shoppers Drug Mart

•Developing new pilot programs with national pharmacy chains,

•Advancing discussions with lab service providers,

•Negotiating agreements with electronic health record service providers,

•HealthTab™ revenues increased 25% year-over-year.

•Continued to negotiate new PoC service integrations to expand the HealthTab™ testing menu.

•Refined the Rapid Access Safety Test Response (RASTR) Network to monetize de-identified data associated with high-value Real-World Evaluation (RWE) clinical trials.

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

•Moved forward with negotiations across several target demographics, domestically and internationally, with life-science companies, host-locations and Clinical Research Organizations (CRO).

Hector Bremner was appointed CEO on October 15th, 2019. Hector was formerly a Board Advisor and Executive Vice-President of Branding, Strategic Communications and Public Affairs.  In his time with the Company, Mr. Bremner has refocussed strategic efforts completely around HealthTab™ + RASTR Network. The Company has entered into discussions and memorandums of understanding with key business partners including Clinart and Ontario Pharmacy Association. Given the pace of discussions, it is anticipated that the Company will realize its corporate objectives of securing definitive agreements and initiating additional revenue streams in Q4 2020.

RASTR, Rapid Access Safety Test Reporting, is a cloud-based network technology that enables the world’s first harmonized, real-time response system where consumers receive a finger-stick blood test at their local pharmacy via a web-enabled blood chemistry analyzer called the Piccolo Xpress. These results are available in 12 minutes. Consumers’ bio-markers, which include 21 key results related to heart, liver and kidney function, are received via secure login which they can then use to better understand their health performance and share with their healthcare team for evidence-based decision making. This one of a kind real-time reporting system opens the door to improved preventative healthcare in our Canadian public health system.

De-identified data collected, with consumer consent across the RASTR Network of analyzers, can be shared with life-science companies and other research entities. The traditional clinical trial approach can be limited in the scope of time, demographical outreach, and other inherent exclusionary attributes. RASTR presents a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and  real-world evaluation clinical trials.

Between January and February 2020, the Deloitte Center for Health Solutions surveyed multiple leaders from 17 pharmaceutical companies on their organizations’ RWE capabilities. Survey questions revolved around current and future applications for RWE, areas of investment, strategic partnerships, and use of RWD and RWE in R&D.

•Ninety-four percent of survey respondents believe using RWE in R&D will become important or very important to their organizations by 2022.

•Almost all companies expect to increase investments in talent, technology, and external partnerships to strengthen their RWE capabilities.

•Reduced clinical trial costs and trial failure rates through the use of RWE in R&D

•Entered into strategic partnerships to access new sources of RWD (in fact, all have taken this step)

The Company believes HealthTab™ + RASTR is very well positioned as a strategic partner and lead in this exciting growth sector.

Currently, HealthTab™ is available in Shoppers Drug Marts in the Greater Toronto Area. The Company is currently negotiating with other pharmacies in Canada to place additional HealthTab™ systems which we anticipate will quadruple the number of locations by the end of Q4 2020. Furthermore, the Company announced a partnership agreement with the Ontario Pharmacists Association (OPA). The OPA will market HealthTab™ to its members, which is the largest such membership in the country, with over 10,000 members and over 4400 community pharmacy locations.

Additionally, the Company is in final negotiations with a large healthcare technology and service provider to integrate the HealthTab™ + RASTR model into their offering. The Company anticipates announcing the final terms of this project by late 2020 upon resolution of COVID 19 measures.

Established laboratory service providers are seeking to partner with the Company in offering its point-of-care testing as part of their overall menu.  The HealthTab™ + RASTR approach is being embraced as it is the most

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

credible manner in which to deploy such testing within a conventional lab, HealthTab™ + RASTR offers the reliability, accuracy and flexibility the industry needs.

Avricore has enjoyed a robust response from a variety of key industry players including, CROs, labs, pharmacies and researchers and has been engaging in a variety of technical discussions which are anticipated to lead to business.  As these conversations progress, the Company will be making announcements in due course.

Life-Science Approach

Avricore believes that Clinical Research Organizations (CROs) are an excellent area of growth. The Company is in late discussions with CLINART, a large Dubai based CRO, to take HealthTab™ + RASTR Network to 15 countries in the Middle-East North-Africa (MENA) region. This opportunity would see the Company supporting CLINART with the clinical research and market development studies they conduct with the world’s largest drug-makers and NGO’s. Our RASTR discussions also include a large US based CRO. The Company has also initiated discussions with four leading international drug makers, as well as research entities in North America, the UK, EU and Middle East. As business normalizes in the context of COVID-19 the Company expects to move forward with these discussions.

Fully Integrated Patient Health Records

The Company has been in technical discussions on the integration of HealthTab™ into the electronic medical records and pharmacy management systems with a Canadian market leader in the provision of these systems.

HealthTab™ + RASTR Network’s API integration capabilities make it ideal to achieve an industry first, where a consumer’s test results can be directly linked to their patient health record, for real-time responses and smooth integration across the multiple platforms a health provider will use.

The Company looks forward to continuing the technical discussions and negotiations which are on-going with leading health data and laboratory service providers and announcing the concluded agreements and project plans.

Community Pharmacy Sector

In an era of rapid change in health care delivery, community pharmacy practice models and community pharmacy business models are both experiencing significant evolution in focus and daunting challenges to be met.  We strongly believe that Avricore is a game-changing catalyst for community pharmacy to meet their practice and business challenges and increasingly focus on patient-centred cognitive services with attendant point of care testing in the future. Avricore is focused on expanding and further deploying its HealthTab™ and  to best meet the current community pharmacy sector's needs.

Hema-fer – Iron Therapy

With the Company’s change in direction Avricore has placed Hema-fer, on back order while it is assessing various options for the Hema-fer business.

SIGNIFICANT EVENTS AND TRANSACTIONS

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

Significant events and transactions during the period ended June 30, 2020 and to the date of this MD&A include the following:

•The Company settled an outstanding debt of $136,949 through the issuance of 5,477,965 common shares of the Company at a deemed price of $0.025 per share. An aggregate of 1,900,000 Shares were issued to certain directors and officers of the Company. The shares issued to the related parties are subject to a four month plus one day hold period.

•The Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000. The Loan is for a term of one year from the date of receipt of the funds, bears interest at a rate of 10% per annum and is secured with all of the present and after-acquired property of the Company. The loan is subject to an interest reserve of $100,000 held back from the loan advance. The Company has the right to repay all or any portion of the loan at any time without penalty. The Company has paid a loan application fee in the amount of $30,000. The Company issued 3,480,000 bonus shares to the lender representing 20% of the aggregate sum of the loan.

•The Company issued 2,000,000 shares in final consideration for the acquisition of the HealthTab™ Inc.

•Operating expenses decreased to $394,488 (2019 – $955,439) a reduction of 59% due to aggressive cost cutting measures.

SELECTED FINANCIAL INFORMATION AND ADDITIONAL DISCLOSURE

The following financial data for the three years is derived from the Annual Audited Financial Statements and should be read in conjunction with the Financial Statements.

	2019	2018	2017
Total revenue from continuing operations	$ 33,000	$ 15,395	$ -
Loss from operations of continuing operations	$ 1,916,252	$ 3,458,141	$ 1,297,576
Loss from operations of discontinued operations	$ 186,356	$ 678,661	$ 1,439,142
Loss per share – basic and diluted Continuing operations	$0.04	$0.10	$0.07
Discontinued operations	$0.00	$0.02	$0.08
Total assets	$ 208,399	$ 1,200,205	$ 2,900,186
Total current liabilities	$ 673,850	$ 314,239	$ 402,089
Total non-current financial liabilities	Nil	Nil	Nil
Cash dividends declared (cents per share)	Nil	Nil	Nil

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2020

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

The Company incurred comprehensive loss of $428,678 for the six months ended June 30, 2020 (2019 - $1,116,424).

Significant changes are as follows:

•The revenue from the continuing operations increased to $16,866 (2019 - $13,659) with 25% growth in the Company’s POC business.

•Cost of sales of continuing operations decreased to $6,363 (2019 - $7,506).

•Operating expenses decreased to $394,488 (2019 – $955,439) a reduction of 59% due to aggressive cost cutting measures.

•Amortization expense decreased to $nil (2019- $112,216) due to write-down of intangible assets in 2019.

•The consulting fees decreased to $97,500 (2019 - $258,891) with decrease in consultant engagements.

•Management fees increased to $135,000 (2019 - $75,000) as a result of appointing a new CEO in October 2019.

•Professional fees decreased to $72,949 (2019 - $126,805) primarily due to a decrease in legal fees.

•Marketing and communications expenses decreased to $26,521 (2019 - $165,702).

•Finance cost of $67,093 (2019 - $nil) is comprised of interest and accretion expense on loans.

•General and administrative expenses decreased to $62,518 (2019 - $158,300) mainly to due to decreases in travel, office maintenance and filing fees. The decrease in rent expense was due to a change in accounting policy upon adoption of IFRS 16.

•Share-based compensation of $nil (2019 - $58,525) was recognized for stock options granted and vested during the period.

•The Company realized loss from discontinued operations of $nil (2019 - $143,476) in relation to discontinuation of its OTC pharmaceuticals business.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2020

The Company incurred comprehensive loss of $198,117 for the three months ended June 30, 2020 (2019 - $531,287).

Significant changes are as follows:

•The revenue from the continuing operations increased to $8,482 (2019 - $7,556)

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

•Cost of sales of continuing operations decreased to $3,571 (2019 - $4,286).

•Amortization expense decreased to $nil (2019- $50,322) due to write-down of intangible assets in 2019.

•The consulting fees decreased to $48,750 (2019 - $103,381) with decrease in consultant engagements.

oManagement fees increased to $67,500 (2019 - $37,500) as a result of appointing a new CEO in October 2019.

•Professional fees decreased to $35,057 (2019 - $99,132) primarily due to a decrease in legal fees.

•Marketing and communications expenses decreased to $2,308 (2019 - $49,548).

•Finance cost of $45,539 (2019 - $nil) is comprised of interest and accretion expense on loans.

•General and administrative expenses decreased to $26,274 (2019 - $80,570) mainly to due to decreases in travel, office maintenance and filing fees. The decrease in rent expense was due to a change in accounting policy upon adoption of IFRS 16.

•Share-based compensation of $nil (2019 - $29,621) was recognized for stock options granted and vested during the period.

•The Company realized loss from discontinued operations of $nil (2019 - $58,916) in relation to discontinuation of its OTC pharmaceuticals business.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2019. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Jun 2020	Mar 2020	Dec 2019	Sep 2019	Jun 2019	Mar 2019	Dec 2018	Sep 2018
	$	$	$	$	$	$	$	$
Revenue from continuing operations	8,482	8,384	8,324	11,061	7,556	6,103	6,817	2,336
Gross profit (loss) from continuing operations	4,911	5,592	1,308	7,081	3,270	2,883	2,851	(7,481)
Share-based compensation	-	-	27,896	-	29,621	28,904	38,536	9,300
Comprehensive Loss	198,117	230,561	305,760	683,424	531,287	585,137	1,969,234	682,799

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

Loss/Share - continuing and discontinued operations	(0.00)	(0.00)	(0.00)	(0.02)	(0.01)	(0.01)	(0.05)	(0.02)
Total Assets	532,086	607,061	208,399	410,959	649,308	970,189	1,200,205	2,814,837

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations have been financed through the issuance of common shares. Management anticipate that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:	Six months ended June 30,
	2020	2019
	$	$
Cash used in operating activities	(690,445)	(384,464)
Cash used in investing activities	-	-
Cash provided by financing activities	896,304	329,151
Cash and Cash Equivalents, closing balance	219,658	29,129

There is an overall cash inflow of $205,859 for the period ended June 30, 2020 compared to cash outflow of $55,313 in comparable period in 2019. The change in cash provided or used by various types of activities is the result of change in business direction in 2020 compared to 2019.

Funding Requirements

Management devotes financial resources to the Company's operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

•the extent to which we will be commercially successful in launching HealthTab™ and RASTR,

•the size, cost and effectiveness of our sales and marketing programs, distribution and marketing arrangements,

•the ability of the Company to raise capital through the issuance of its securities.

As at June 30, 2020, the Company had a working capital deficit of $841,932 (December 31, 2019: $465,454). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, may not be sufficient to finance our working capital within the next twelve months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company's outstanding share capital as at report date:

Common Shares	63,430,584
Stock Options	5,081,072
Stock Warrants	12,258,226

COMMITMENTS AND AGREEMENTS

Promissory note

During the period ended June 30, 2020, the Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000. The Loan is for a term of one year from the date of receipt of the funds, bears interest at a rate of 10% per annum and is secured with all of the present and after-acquired property of the Company. The loan is subject to an interest reserve of $100,000 held back from the loan advance. The Company has the right to repay all or any portion of the loan at any time without penalty. The Company has paid a loan application fee in the amount of $30,000. The Company issued 3,480,000 bonus shares to the lender representing 20% of the aggregate sum of the loan.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our condensed interim consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company's management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company's management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our annual consolidated financial statements for the year ended December 31, 2019.

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

Inventory valuation

The Company estimates the net realizable values of inventories by taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company's inventory valuation and gross margin. Provision is calculated based on the expiry date. The Company attempts to sell products with short shelf life with significant rebates. Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

The Company recognizes revenue to depict the transfer of promised goods and services to clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services by applying the following steps:

•Identify the contract with a client;

•Identify the performance obligations in the contract;

•Determine the transaction price;

•Allocate the transaction price to the performance obligations; and

•Recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue may be earned over time as the performance obligations are satisfied or at a point in time which is when the entity has earned a right to payment, the customer has possession of the asset and the related significant risks and rewards of ownership, and the customer has accepted the asset.

The Company's arrangements with clients can include multiple performance obligations. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under IFRS 15, Revenue from Contracts with Customers.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that the carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that Avricore will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue AVRICORE business development and marketing activities. In case AVRICORE does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company's ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company's ability to continue as a going concern.

Development of Technological Capabilities

The market for Avricore's products is characterized by changing technology and continuing process development. The future success of Company's business will depend in large part upon our ability to maintain and enhance the Company's technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company's operations provide the products and services currently required by our customers, there can be no assurance that the Company's process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render Avricore's products or services uncompetitive. If Avricore needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Dependence on Key Personnel

We are dependent to a large extent upon the continued services of our senior management team and other key employees such as sales and technical personnel. There is intense competition for skilled employees and our failure to recruit, train and retain such employees could have an adverse effect on our business, financial condition or operating results.

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

Financial Instruments and Risk Management

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company's cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 45% of trade receivables are due from one customer at June 30, 2020 (December 31, 2019 — 45% from one customer).

As at June 30, 2020 and December 31, 2019, the allowance for doubtful accounts receivable was $nil.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions. As at June 30, 2020, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities, deferred revenue, and loans payable of $1,374,014 (December 31, 2019 - $673,850).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company's purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company's policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

RELATED PARTY TRANSACTIONS

For the three and six months ended June 30, 2020 and 2019, the Company recorded the following transactions with related parties:

a)$37,500 and $75,000 in management fees to the Chief Executive Officer and former Executive Vice President of the Company (2019 - $nil and $nil).

b)$nil and $nil in consulting fees to the Chief Executive Officer and former Executive Vice President of the Company (2019 - $10,000 and $10,000).

c)$30,000 and $60,000 in management fees to the President and former Chief Executive Officer of the Company (2019 - $37,500 and $75,000).

d)$30,000 and $60,000 in professional fees to a company controlled by the Chief Financial Officer of the Company (2019 - $nil and $nil)

e)$30,000 and $60,000 in management fees (formerly consulting fees) to the Chief Technology Officer (2019 - $30,000 and $60,000 in consulting fees).

f)$nil and $nil in professional fees to a Company controlled by a former Chief Financial Officer (2019 - $3,500 and $10,500).

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Professional fees	30,000	33,720	60,000	44,220
Management fees	67,500	37,500	135,000	75,000
Consulting fees	30,000	45,000	60,000	105,000
Share-based compensation	-	32,584	-	58,525
	127,500	148,804	255,000	282,745

As at June 30, 2020 the following amounts due to related parties were included in accounts payable and accrued liabilities.

Due to	June 30, 2020	December 31, 2019
	$	$
President and former Chief Executive Officer	50,437	134,339
Chief Executive Officer	25,966	59,304
Company controlled by the CFO	500	5,513
Chief Technology Officer	21,000	122,500
Total	97,903	321,656

Subsequent to June 30, 2020 an aggregate of 1,900,000 shares were issued in settlement of $47,500 in amounts owing to certain directors and officers of the Company.

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  Avricore Health Inc.

Management's Discussion and Analysis

as at August 31, 2020

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

CONTACT

Officers and Directors
Hector Bremner, CEO, Director

Bob Rai, President, Director
Kiki Smith, CFO
David Hall, Chairman

Rodger Seccombe, CTO
Alan Amstein, Director
David Farnfield, Director

Dr. Robert Sindelar, Director

Contact Avricore Health Inc. Suite 2300, 1177 West Hastings Street Vancouver, BC V6E 2K3 Tel: 604-484-1229

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